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                               August 11, 2020

       Hassan Baqar
       Chief Financial Officer
       FG New America Acquisition Corp.
       105 S. Maple Street
       Itasca, Illinois 60143

                                                        Re: FG New America
Acquisition Corp.
                                                            Draft Offering
Statement on Form S-1
                                                            Submitted July 22,
2020
                                                            CIK No. 0001818502

       Dear Mr. Baqar:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Offering Statement on Form S-1 submitted July 22, 2020

       Exclusive forum for certain lawsuits, page 131

   1. Please revise your disclosure to address any uncertainty as to whether a court would enforce the federal
forum provision in connection with a claim under Section 22 of the
                                                        Securities Act. Please
note that Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. Currently, your disclosure only
addresses the question of enforceability of the provision as it relates to proceedings required
to be brought in the Court of Chancery.
 Hassan Baqar
FG New America Acquisition Corp.
August 11, 2020
Page 2

       You may contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 if you have any questions.



                                                       Sincerely,
FirstName LastNameHassan Baqar
                                                       Division of Corporation
Finance
Comapany NameFG New America Acquisition Corp.
                                                       Office of Real Estate &
Construction
August 11, 2020 Page 2
cc:       Elliott Smith, Esq.
FirstName LastName